

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Jeffrey J. Guzy
Chief Executive Officer
CoJax Oil and Gas Corporation
3033 Wilson Boulevard, Suite E-605
Arlington, VA 22201

> **Re: CoJax Oil and Gas Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 23, 2021**
> **File No. 333-257331**

Dear Mr. Guzy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your disclosure that the Selling Stockholders may only sell their shares at a fixed price of $2.00 per share until your common stock is "quoted on the OTCQB or another public trading market otherwise develops." Please revise here to further specify that the Selling Stockholders will sell their shares at a fixed price until the shares are quoted on the OTC Bulletin Board, OTCQX or the OTCQB or until the shares are listed on a national securities exchange, at which time they may be sold at prevailing market prices or privately negotiated prices. We refer to comment 1 in our letter dated July 9, 2021.

Exhibits

2.   Please obtain and file an updated consent from your auditor.

    Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Energy & Transportation

cc: Eleanor Osmanoff